13014629

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lombardo — 314-875-2349
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) 10 South Broadway	St. Louis	MO	63102
Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
02 REGISTRATIONS BRANCH

AB 7/29

AB 7/29

OATH OR AFFIRMATION

I, Philip Lombardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2012, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

MICHAEL D. RAMSEY
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: September 08, 2014
Commission Number: 10014631

Name: Philip Lombardo
Title: Chief Financial Officer

Michael D. Ramsey 2-21-13

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WELLS FARGO ADVISORS

Consolidated Statement of Financial Condition

Wells Fargo Advisors, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2012

(With Report from Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC and subsidiaries (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of Wells Fargo Advisors, LLC and subsidiaries as of December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 22, 2013

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	275,752
Cash segregated under federal and other regulations		2,320,296
Securities purchased under agreements to resell		586,900
Receivable from brokers, dealers and clearing organizations		1,414,903
Receivable from customers, net		4,965,401
Loans and notes receivable from financial advisors, net		2,557,848
Securities owned, at fair value		1,250,365
Property, equipment and leasehold improvements, net		289,329
Receivable from affiliates		449,146
Goodwill and intangible asset, net		1,405,117
Other assets		594,392
Total assets	$	16,109,449
Liabilities and Member's Equity		
Short-term borrowings	$	5,929
Securities sold under agreements to repurchase		186,415
Payable to brokers, dealers and clearing organizations		1,974,320
Payable to customers		4,787,126
Securities sold, not yet purchased, at fair value		173,220
Payable to affiliates		469,097
Accrued compensation and benefits		616,629
Deferred compensation plan liabilities		996,176
Accrued expenses and other liabilities		399,600
Total liabilities		9,608,512
Subordinated borrowings		120,000
Member's equity		6,380,937
Total liabilities and member's equity	$	16,109,449

See accompanying notes to Consolidated Statement of Financial Condition.

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC (WFALLC) and subsidiaries (collectively referred to as "the Company"), is directly and indirectly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET). WFALLC's only significant subsidiary is First Clearing, LLC (FCLLC), a U.S. registered broker-dealer.

On February 17, 2012, WFALLC guaranteed all the obligations and liabilities of FCLLC pursuant to a written guarantee of FCLLC. This written guarantee provides additional liquidity benefits to FCLLC from WFALLC pursuant to the National Association of Securities Dealers (NASD) Notice to Members 98-99.

WFALLC and its principal subsidiary FCLLC are each registered as a broker-dealer with the Securities and Exchange Commission (SEC) and are members of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). WFALLC is also registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company's business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. WFALLC clears substantially all customer security transactions through FCLLC on a fully-disclosed basis. WFALLC clears its commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis. The Consolidated Statement of Financial Condition includes the accounts of WFALLC and its subsidiaries. All intercompany balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading of securities held to accommodate expected customer order flow is recorded on trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily reverse repurchase agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. As of December 31, 2012, the fair value of collateral related to reverse repurchase agreements was $620,527. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell.

Fair Value

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, loans and notes receivable from financial advisors, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the

lesser of the estimated useful life of the improvement or the remaining term of the lease. The Company periodically reviews the estimated useful lives of its fixed assets.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If, based on that review it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount are not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

WFALLC and FCLLC are single member limited liability companies and are treated as disregarded entities pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. Certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

(Dollars in thousands)

(3) Cash Segregated Under Federal and Other Regulations

FCLLC is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). FCLLC performs the computation for assets in the proprietary accounts of introducing broker-dealers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing broker-dealers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2012, FCLLC segregated $2,305,087 and $15,209 of cash in special reserve bank accounts for the exclusive benefit of customers and PAIB, respectively, under the Customer Protection Rule.

At December 31, 2012, WFALLC did not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, WFALLC was exempt from the provisions of the Customer Protection Rule. In addition, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by WFALLC or funds accruing to customers owned by WFALLC as a result of trades or contracts.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2012, the fair value of this collateral was $6,047,660, of which $2,251,756 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2012:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	1,099,074
Securities failed to deliver		111,478
Receivable from clearing organizations		84,337
Receivable from broker-dealer		120,014
	$	1,414,903
Payable to brokers, dealers and clearing organizations:		
Deposits received from securities loaned	$	1,706,837
Securities failed to receive		144,585
Payable to clearing organizations		53,111
Payable to broker-dealer		69,787
	$	1,974,320

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and margin transactions. Receivable from customers consists primarily of margin loans to customers and customer cash debits. Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2012, receivable from customers is reported net of the allowance for doubtful accounts of $9,529.

(Dollars in thousands)

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2012, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$ 19,735	$ 10,770
U.S. government and agency obligations	109,291	103,058
State and municipal government obligations	165,864	1,695
Corporate obligations	104,480	52,616
Stocks and warrants	850,995	5,081
Total	$ 1,250,365	$ 173,220

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Assets are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and classify such instruments within Level 1 of the fair value hierarchy. Examples include stocks and some highly liquid government securities such as U.S. Treasuries.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and, if deemed inappropriate by a trader who has the most knowledge of a particular market, can be adjusted using quoted market prices for similar securities. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government and agency obligations, state and municipal government bonds and corporate obligations.

(Dollars in thousands)

For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2. The Company has no assets classified in Level 3 of the hierarchy.

The balances of assets and liabilities measured at fair value as of December 31, 2012, are as follows:

	Total	Level 1	Level 2
Bankers' acceptances, commercial paper certificates of deposit	$ 19,735	$ —	$ 19,735
U.S. government and agency obligations	109,291	86,153	23,138
State and municipal government obligations	165,864	—	165,864
Corporate obligations	104,480	—	104,480
Stocks and warrants	850,995	835,087	15,908
Securities owned	$ 1,250,365	$ 921,240	$ 329,125
Bankers' acceptances, commercial paper certificates of deposit	$ 10,770	$ —	$ 10,770
U.S. government and agency obligations	103,058	103,058	—
State and municipal government obligations	1,695	—	1,695
Corporate obligations	52,616	—	52,616
Stocks and warrants	5,081	—	5,081
Securities sold, not yet purchased	$ 173,220	$ 103,058	$ 70,162

(8) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2012:

Property and leasehold improvements	$ 352,059
Communications and computer equipment	11,294
Furniture and equipment	74,343
	437,696
Accumulated depreciation and amortization	(148,367)
Total	$ 289,329

(Dollars in thousands)

(9) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and administrative support services. The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliate, FINET. The Company collects revenues from customers on behalf of FINET from which it deducts its retail clearing service fees. At December 31, 2012, the Company owed $9,081 to FINET which is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company rebates all interest income earned on margin balances of FINET retail customer relationships to FINET net of the interest expense incurred by the Company to finance those margin loans.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances are swept into overnight deposit accounts.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Fund Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives various fees for servicing customers invested in WF Funds.

Other

Certain customer brokerage transactions are conducted at Wells Fargo Bank, N.A. (WFBNA). These transactions are settled on the following business day. At December 31, 2012, the Company had a payable to WFBNA totaling $419,023, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2012, WFBNA had $586,900 outstanding with the Company under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Consolidated Statement of Financial Condition.

At December 31, 2012, the Company had $449,146 outstanding from WFC and its affiliates, which is included in receivable from affiliates in the Consolidated Statement of Financial

(Dollars in thousands)

Condition. The Company also owed $50,074 to WFC and its affiliates, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(10) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives and amounts provided for attaining certain production levels, assets under management and current client financial plans. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed fifteen years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $62,935 at December 31, 2012.

(11) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2012:

Goodwill	$	1,236,291
Intangible asset, net		168,826
	$	1,405,117

At December 31, 2012, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $220,174, respectively. The Company amortizes the brokerage customer relationship intangible on an accelerated basis over a useful life of 10 years.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible assets were impaired.

(12) Short-term Financing

The Company had $1,000,000 in an uncommitted unsecured line of credit with WFC, an affiliated institution. At December 31, 2012, the Company had a $5,285 balance outstanding on this line of credit, which is included in short-term borrowings on the Consolidated Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds. At December 31, 2012, the cost of funds rate was 1.91%

(Dollars in thousands)

Short-term borrowings also include $644 in outstanding bank drafts as of December 31, 2012.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA, an affiliated financial institution. The line of credit with WFBNA is collateralized by securities owned by the Company. At December 31, 2012, the Company did not have any balances outstanding on this line of credit.

At December 31, 2012, the Company had $1,500,000 available in an uncommitted unsecured line of credit with WSFH. At December 31, 2012, the Company did not have any balances outstanding on the line of credit.

(13) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Previous and future matching contributions are 100% vested for active participants. The 401(k) Plan permits discretionary profit sharing contributions. Based on 2012 earnings, WFC committed to make a contribution in shares of WFC common stock to eligible employees' 401(k) Plan accounts equaling 2% of qualifying compensation.

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $835,087 at December 31, 2012, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(14) Subordinated Borrowings

The Company has $120,000 outstanding on a subordinated loan agreement with WFC. The loan matures on January 31, 2014 with no scheduled principal payments until maturity. Each year the loan maturity date is automatically extended an additional year unless WFC provides

(Dollars in thousands)

notice at least seven months prior to the maturity date that the loan will not be extended. Interest is paid quarterly and is based on 90-day LIBOR rate plus 0.25%.

The Company has a $550,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. For the year ended December 31, 2012,there were no borrowings on this subordinated note.

Borrowings under these subordinated lines are included in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(15) Dividends

For the year ended December 31, 2012, the Company declared and paid $1,000,000 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(16) Net Capital

WFALLC and FCLLC, a fully-guaranteed subsidiary of WFALLC, are subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. WFALLC and FCLLC have elected to use the alternate method, permitted by the Net Capital Rule, which requires that WFALLC and FCLLC maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. WFALLC is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA.

At December 31, 2012, WFALLC had net capital of $1,117,336 which was $1,115,836 in excess of its required net capital of $1,500. WFALLC received flow through capital benefits from FCLLC of $698,978 in accordance with the Net Capital Rule.

At December 31, 2012, FCLLC had net capital of $987,556 which was $905,105 in excess of its required minimum net capital of $82,451. At December 31, 2012, FCLLC's net capital balance was 23.95% of aggregate debit balances.

(17) Financial Instruments with off-balance sheet risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various

(Dollars in thousands)

regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(18) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2012:

	Wells Fargo Advisors, LLC Unconsolidated	First Clearing, LLC	Other Subsidiaries	Eliminations	Wells Fargo Advisors, LLC Consolidated
Total Assets	$ 8,754,987	9,548,834	7,014	(2,201,386)	$ 16,109,449
Member's Equity	6,380,937	1,314,252	7,014	(1,321,266)	6,380,937

WFALLC prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. The member's equity of FCLLC is included as capital in the consolidated computation of the WFALLC's net capital, because the assets of the subsidiary are readily available for the protection of the WFALLC's customers, broker-dealers and other creditors, as permitted by the Net Capital Rule, which resulted in an increase in net capital of $698,978.

(Dollars in thousands)

(19) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2024. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2012 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2013	$ 193,595	$ 22,485
2014	175,954	22,246
2015	104,681	2,695
2016	77,195	699
2017	50,759	432
Thereafter	110,482	127

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on current knowledge and after consultation with counsel, any change in the recorded liability for these matters will not have a material impact on the Company's financial position.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential

contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2012, related to these indemnification clauses.

(20) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2012 through February 22, 2013, the date the Company issued its Consolidated Statement of Financial Condition. There have been no material events that would require recognition to or disclosure in the Consolidated Statement of Financial Condition.